U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person

Manzke                               Sandra                   L.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Tremont Advisers, Inc.
555 Fremd Avenue, Suite C 206
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                                    (Street)

Rye                                  New York               10580
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Tremont Advisers, Inc.  TMAV
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

12/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Co-Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Class B Common Stock                  --             --              --          --     --       467,110        D        --
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                  --             --              --          --     --        67,851        I        (1)(2)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                           (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options             $11.55    --      --         --    --     12/6/00  12/6/05  Common      3,125  --        3,125    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options             $11.55    --      --         --    --     12/6/01  12/6/05  Common      3,125  --        3,125    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options             $11.55    --      --         --    --     12/6/02  12/6/05  Common      6,250  --        6,250    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options              $8.80    --      --         --    --     12/9/99  12/9/04  Common      3,437  --        3,437    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options              $8.80    --      --         --    --     12/9/00  12/9/04  Common      3,438  --        3,438    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options              $8.80    --      --         --    --     12/9/01  12/9/04  Common      6,875  --        6,875    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Class B
Options              $2.40    --      --         --    --     6/12/99  6/12/02  Common     54,687  --       54,687    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A                                                                         Class B
Common Stock          1.1     --      --         --    --     8/15/98    N/A    Common    195,712  --      195,712    D       --
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A                                                                         Class B
Common Stock          1.1     --      --         --    --     8/15/98    N/A    Common     15,625  --       15,625    I      (1)(2)
                                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A                                                                         Class B
Common Stock          1.1   12/31/00   J       44,752  --     8/15/98    N/A    Common     44,752  (3)      44,752    I      (1)(3)
                                                                                Stock
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

Explanation of Responses:

(1) Owned of record by the Tremont Advisers, Inc. Savings Plan (the "Plan"). The Reporting Person has investment discretion over these shares.

(2) Acquired at the direction of Reporting Person utilizing the Reporting Person's contributions.

(3) Acquired at the discretion of the Plan utilizing employer contributions. Reporting Person granted investment discretion over the shares at December 31, 2000.




/s/ Sandra L. Manzke                                        February 2, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Sandra L. Manzke

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.